Exhibit 99.28

PRESS RELEASE

Trading Symbol: TSX: SVM	May 14, 2008

Silvercorp Announces Appointment of The Honourable Jack Austin as a Special
Adviser to the Chairman and Chief Executive Officer

VANCOUVER, B.C. – May 14, 2008 –Silvercorp Metals Corp. (TSX-SVM) (“Silvercorp” or the “Company”) is pleased to announce the appointment of The Honourable Jack Austin, P.C., Q.C., B.A., LL.B., LL.M., Doc.Soc.Sci. (Hon), as a Special Adviser to the Chairman and CEO.

Mr. Austin brings to the Company over 40 years experience in law, business, public service and politics. A graduate of the University of British Columbia in Economics and Law, and from Harvard Law School in International Trade Law, Mr. Austin has had a diversified and successful career. Silvercorp will benefit from Mr. Austin’s counsel and expertise in cross-cultural communications and business development.

After serving as legal counsel to several senior mining companies, including Placer Dome and International Mineral Corporation, and to BC Hydro in the development of its Peace River and Columbia River power projects, Mr. Austin was President and CEO of two operating mining companies based in B.C. In May 1970, he was appointed Deputy Minister of Energy, Mines and Resources in Ottawa by Prime Minister Pierre Trudeau and served until May 1974 when he was appointed Prime Minister Trudeau's Chief of Staff. In August 1975, Mr. Austin was elevated to the Senate of Canada, representing British Columbia.

In 1981, Senator Austin was brought into the Federal Cabinet by Prime Minister Trudeau as Minister for Social Development; Minister for Expo 86; Minister for the Canada Development Investment Corporation (where he was responsible for projects such as Canadair; deHavilland; Eldorado; Nuclear; Uranium Canada; Fisheries Products; Massey Ferguson).

On the election of Prime Minister Jean Chretien in early 1993, Senator Austin became President of the Canada China Business Council, serving until 2000, and as Deputy Chairman until entering the Martin Cabinet in 2003. He organized the first Team Canada visit to Beijing in November, 1994, headed by Prime Minister Chretien and 12 of the 13 Provincial and Territorial Premiers, accompanied by over 350 business executives. Senator Austin subsequently organized Team Canada visits to Shanghai in 1996 and Beijing in 1998, and the visits of Premier Li Peng to Montreal in 1995, President Jiang Zemin to Toronto in 1997, and Premier Zhu Rongji to Toronto in 1999.

As a Minister in Prime Minister Paul Martin's government, Senator Austin accompanied Mr. Martin to China on an official visit to China in 2005 and participated in the return official visit of President Hu Jintao to Ottawa and Vancouver in September 2005.

Senator Austin also founded in 1998 the Canada China Legislative Association, which is the formal inter-parliamentary relationship between the Parliament of Canada and the National Peoples Congress of China, and served as Co-Chair until entering Prime Minister Paul Martin's Cabinet in December, 2003.

During his career, Senator Austin has served as an Adjunct Professor at the Faculty of Law at the University of British Columbia; President of the International Division of the Bank of British Columbia; President of Elite Insurance Company; President of Uranium Canada and a director of a number of public and private companies. Currently, he is an advisor to Stern Partners Inc., a private capital group based in Vancouver and holds an appointment as Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia.

Confirms No Damages To Mine Or Mill From Recent Earthquake

The Company has confirmed that the earthquake on Monday, May 12th, 2008 in Sichuan Province China did not damage its mines or mills.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiaries, respectively and is also exploring the Na-Bao Polymetalic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca